SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)




                              ALGIERS BANCORP, INC.
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                                (Name of Issuer)




                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)




                                   015600 10 9
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                                 (CUSIP Number)



                                December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[X}    Rule 13d-1( b )

[ ]    Rule 13d-1 ( c )

[ ]    Rule 13d-1 ( d )

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CUSIP No.  015600 10 9                   13G                   Page 2 of 5 Pages
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     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              Algiers Bancorp, Inc. Employee Stock Ownership Plan    72-1317594
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [ ]

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     3        SEC USE ONLY

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     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              Louisiana
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      NUMBER OF SHARES                   5          SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                            37,977
                                ------------------------------------------------
                                         6          SHARED VOTING POWER

                                                    13,865
                                ------------------------------------------------
                                         7          SOLE DISPOSITIVE POWER

                                                    37,977
                                ------------------------------------------------
                                         8          SHARED DISPOSITIVE POWER

                                                    13,865
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      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               51,842
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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                     [ ]

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     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               9.6%
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     12        TYPE OF REPORTING PERSON*

               EP

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CUSIP No.  015600 10 9                   13G                   Page 3 of 5 Pages
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Item 1(a)     Name of Issuer:

              Algiers Bancorp, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:

              # 1 Westbank Expressway
              New Orleans, Louisiana 70114

Item 2(a)     Name of Person Filing:

              Algiers Bancorp, Inc. Employee Stock Ownership Plan.

Item 2(b)     Address of Principal Business Office or, if None, Residence:

              Algiers Bancorp, Inc.
              # 1 Westbank Expressway
              New Orleans, Louisiana 70114

Item 2(c)     Citizenship:

              Louisiana

Item 2(d)     Title of Class of Securities:

              Common Stock, par value $.01 per share

Item 2(e)     CUSIP Number:

              015600109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

Item 4.   Ownership.

                  (a) Amount beneficially owned:  51,842
                  (b) Percent of class:  9.6%
                  (c) Number of shares as to which  such  person  has:

                (i) Sole power to vote or to direct the vote 37,977
               (ii) Shared power to vote or to direct the vote 13,865
              (iii) Sole power to dispose or to direct the disposition of 37,977
               (iv) Shared  power to  dispose or to direct  the  disposition  of
                    13,865

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CUSIP No.  015600 10 9                   13G                   Page 4 of 5 Pages
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                  The Algiers Bancorp,  Inc. Employee Stock Ownership Plan Trust
                  ("Trust") was established pursuant to the Algiers Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of
                  the   participating   employees   and  will   generally   vote
                  unallocated shares held in the ESOP in the same proportion for and against proposals to stockholders as the ESOP participants
                  and  beneficiaries   actually  vote  shares  of  Common  Stock
                  allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP Trustess and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 1998, 13,865 shares have been or were committed to be allocated to participants' accounts and 37,977 shares were unallocated.


Item 5.   Ownership of Five Percent or Less of a Class.

                  Not applicable since the reporting entity owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                  Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.


Item 8.   Identification and Classification of Members of the Group.

                  Not applicable since the reporting entity is not a member of a group.

Item 9.   Notice of Dissolution of Group.

                  Not applicable since the reporting entity is not a member of a group.

Item 10.  Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No.  015600 10 9                   13G                   Page 5 of 5 Pages
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                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ALGIERS BANCORP, INC.
                                             EMPLOYEE STOCK OWNERSHIP PLAN TRUST



February 8, 1999                              By: /s/ Hugh E. Humphrey, III
                                                  ---------------------------
                                                  Hugh E. Humphrey, III, Trustee



February 8, 1999                              By: /s/ Thu Dang
                                                  ------------
                                                  Thu Dang, Trustee



February 8, 1999                              By: /s/ Dennis J. McCluer
                                                  -----------------------
                                                  Dennis J. McCluer, Trustee